STATE OF NEW HAMPSHIRE
                                   BEFORE THE
                           PUBLIC UTILITIES COMMISSION


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CONCORD ELECTRIC COMPANY                        )       DOCKET NO. DE 01-247
EXETER & HAMPTON ELECTRIC COMPANY               )
                                                )
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                              PETITION FOR APPROVAL
                          OF AN OFFER OF SETTLEMENT FOR
                                RESTRUCTURING THE
                                UNITIL COMPANIES



          Now come Concord Electric Company ("CECo"), Exeter & Hampton Electric Company ("E&H"), and Unitil Power Corp. ("UPC") (collectively "Unitil" or "the Unitil Companies") and seek the approval of the New Hampshire Public Utilities Commission ("Commission") of the Settlement Agreement for Restructuring ("the Settlement") attached hereto. The Settlement is intended to implement the provisions of RSA 374-F et seq. for Unitil, and to resolve all issues outstanding with respect to Unitil from the electric restructuring proceeding in DR 96-150 and the resulting litigation in federal court. In support of its Petition, Unitil states the following:

                                   The Parties

     1. CECo is a New Hampshire corporation and public utility primarily engaged in the retail sale and distribution of electricity in Concord and the capital region of New Hampshire.

     2. E&H is a New Hampshire corporation and public utility primarily engaged in the retail sale and distribution of electricity in Exeter and the seacoast region of New Hampshire.

     3. UPC is a New Hampshire corporation and public utility primarily engaged in the purchase and resale of electricity to CECo and E&H under rates filed with and approved by the Federal Energy Regulatory Commission ("FERC").

     4. CECo, E&H and UPC are wholly owned subsidiaries of Unitil Corporation, a registered public utility holding company under the Public Utility Holding Company Act of 1935 ("PUCHA"), which was formed by CECo and E&H in 1984. That corporate reorganization and formation of Unitil was approved by the Commission in 1984. Re Concord Electric Company, 69 NHPUC 701, 706 (1984).

     5. As part of its restructuring proposal, Unitil is requesting authorization to combine CECo, E&H and the remaining utility functions of UPC into one New Hampshire public utility, Unitil Energy Systems, Inc. ("UES") which would be subject to the primary jurisdiction of the Commission.

                                   Background

     6. In 1984, CECo and E&H terminated their all-requirements power supply contract with Public Service Company of New Hampshire ("PSNH") and determined that the lowest cost service could be obtained from their affiliate, UPC. Unitil Serv. Corp., 72 NHPUC, 467, 469-470 (1987). In 1986, CECo and E&H entered into the Unitil System Agreement ("the System Agreement") with UPC, a long-term power supply arrangement under which UPC provides a portfolio of supplies that relied on the emerging competitive wholesale market. Id. at 468.

     7. The System Agreement was filed with, and approved by, the FERC as a rate tariff under the Federal Power Act. Unitil Power Corp., ER86-559-001 and 002, 40 FERCP. 61,083, p. 61,230 (CCH 1987). The Commission also approved the System Agreement in 1987 as a permanent tariff, and found that CECo and E&H acted reasonably in entering into the System


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

Agreement and that UPC had succeeded in arranging a diverse power supply for CECo and E&H. Unitil Serv. Corp., 72 NHPUC at 471.

     8. Under the System Agreement, UPC has provided all of the power supply requirements of CECo and E&H, at cost, from the wholesale market under a self-reconciling formula rate designed to match total revenues with total costs for supply. The rate is designed to allow UPC to recover all of its costs from CECo and E&H, including its administrative and general costs. Id. Management services are, in turn, purchased by UPC from another Unitil affiliate, Unitil Service Corp. ("USC"), at cost under a Service Agreement entered into pursuant to PUCHA and the regulations of the Securities and Exchange Commission. Concord Elec. Co., 69 NHPUC at 703.

     9. Pursuant to RSA 378:37 et seq. and orders of the Commission, UPC submitted five resource plans between 1989 and 1996 detailing its power purchase guidelines and strategies, which plans were subject to the review and approval of the Commission. See e.g., Unitil Serv. Corp., 74 NHPUC 357, 365-66 (1989). UPC's power supply portfolio has provided significant benefits to CECo's and E&H's customers. See Unitil Interim Stranded Cost Order, Report and Order No. 22,510, 82 NHPUC 87, 91 (February 28, 1997) ("Unitil ISC Order"). In 1997, the
Commission found that CECo's and E&H's rates were well below the regional average and they continue to be among the lowest in the region today. Id. at 89; Gantz Testimony, Sch. GRG-1 through 4.

     10. In 1996, the New Hampshire Legislature enacted RSA 374-F, which authorizes and directs the Commission to develop a statewide electric utility restructuring plan to implement retail competition for the supply of electric power in New Hampshire. See RSA 374-F:4.


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

     11. On February 28, 1997, the Commission released its Final Plan for restructuring of the electric industry and its order on Unitil's request for interim stranded cost recovery. See, Order No. 22,514, 82 NHPUC 122 (February 28, 1997) (encompassing the Commission's Final Plan, Legal Analysis and Unitil ISC Order). In March, 1997, Unitil intervened as a plaintiff in a federal court suit brought by PSNH seeking declaratory and injunctive relief from certain findings and directives included in the Commission's Final Plan. PSNH v. Patch et al, C.A. No. 97-97-JD (NH); C.A. No. 97-121L (RI). The federal district court granted the plaintiff's motion for injunctive relief, which injunction remains in place as to the Unitil Companies.

     12. In 1998, Unitil and twelve other parties submitted to the Commission a Restructuring Settlement intended to resolve all of the issues in DR 96-150 and the pending federal litigation pertaining to Unitil. See Restructuring Settlement Agreement, Order No. 23,507, DR 98-154 (June 12, 2000). The Commission approved the Settlement contingent upon several conditions that were not acceptable to the parties and the Settlement was withdrawn. Id.

     13. Over the past 18 months, Unitil has engaged in discussions with interested parties regarding a proposal for settlement. In July, 2002, at a status conference on the pending federal court litigation, Unitil and the Commission jointly requested that the district court take no action on the parties' cross motions for dismissal and summary judgment in order to allow for continued exploration of a settlement proposal.

                            The Settlement Agreement

     14. As detailed in the Settlement and accompanying testimony, Unitil is proposing a comprehensive restructuring intended to meet the requirements of RSA 374-F, provide its customers with retail choice, resolve all of the contested issues in DR 96-150 and the resulting


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

litigation, and combine CECo, E&H and the remaining utility functions of UPC into one distribution company subject to the jurisdiction of this Commission.

     15. Under the Settlement, UPC has agreed to amend the existing Unitil System Agreement and conduct an auction to divest its power supply portfolio. The Amended Unitil System Agreement and divestiture would provide for mitigation of costs, market valuation of the portfolio and the establishment of the net, verifiable stranded costs to be recovered from retail customers. Simultaneous with this divestiture process, Unitil would conduct a solicitation for the acquisition of transition service and default service for retail customers. Unitil seeks expedited approval of the procedures and requests for proposals related to the divestiture and acquisition of transition/default service, in order to conclude these transactions and allow for review by the Commission prior to issuance of a final order in this proceeding.

     16. Unitil also proposes to optimize its New Hampshire operations by combining CECo, E&H and any remaining utility functions of UPC into a single distribution utility, UES, whose retail rates will be subject to the exclusive jurisdiction of the Commission.

     17. To allow for the Commission's complete review of the restructuring proposal, Unitil has also filed for approval of new rates for all its New Hampshire retail customers under UES Tariff No. 1, including all materials required to demonstrate that the proposed rates are just and reasonable based upon an historical test year. These rates include unbundled components for retail delivery charges, transmission charges, stranded cost recovery, as well as transition service. Customers would also have the option of foregoing transition service and choosing to purchase electricity from the competitive market. While the restructuring will result in changes to the various rate components for retail customers, Unitil's overall rates would continue to be among the lowest in the region.


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

     18. Unitil seeks the following specific authorizations from the Commission.

          a) Expedited approval within 60 days of this filing of the divestiture process to be deployed in the auction and sale of UPC's resource portfolio ("the Divestiture Process") and the solicitation process for acquiring Transition and Default Service ("the Solicitation Process") in order to complete the auction and solicitation process by August, 2002. (See Testimony of Foote, Eberlein and Gantz);

          b) Approval of the Amended Unitil System Agreement between UPC, CECo and E&H intended to facilitate the divestiture of the UPC resource portfolio and the recovery of UPC's costs associated with its contractual commitments entered into on behalf of CECo and E&H. (See Testimony of Gantz and Asbury);

          c) Approval of the combination of CECo, E&H and the remaining functions of UPC into UES, the related transfer of all existing franchises, rights, works and systems of CECo and E&H, and the transfer of $525,000 of common equity capital from UPC to UES, pursuant to RSA 374:33, 374:30 and 369:1. (See Testimony of Gantz and Quinn);

          d) Approval of existing retail delivery rates and tariffs of UES, including Terms and Conditions for Distribution Service and Terms and Conditions for Competitive Suppliers, for effect on Choice Date in accordance with this Settlement. (See Testimony of Collin, Debski, Asbury and Stewart);

          e) Approval of the actual transactions resulting from the Divestiture Process and the Solicitation Process for implementation by the Divestiture Date. (See Testimony of Foote and Eberlein);


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

          f) Approval of stranded cost recovery charges to be collected from UES customers as proposed pursuant to the Amended Unitil System Agreement, including approval of a reconciliation mechanism. (See Testimony of Asbury);

          g) Approval of the Transition Service and prices to be effective from the Divestiture Date through October 31, 2005. (See Testimony of Gantz, Foote, and Asbury); and

          h) Approval of the reclassification of Unitil's transmission and distribution plant. (See Testimony of Meissner).

                               Standard of Review

     19. Under New Hampshire law, and as a matter of public policy, settlements are favored as a means of facilitating the resolution of issues and the disposition of proceedings. See RSA 541-A:31(V); N.H. Code Admin. R. PUC 203.05 and 203.09. The Commission may approve a settlement where it finds that the result is "just and reasonable and serves the public interest." N.H. Code Admin.
R. PUC 203.09(a).

     20. Under RSA 374-F, the Commission is specifically authorized to review and approve electric utility restructuring plans based upon a finding that such a filing is substantially consistent with the restructuring policy principles established by RSA 374-F:3 and is in the public interest. As to stranded cost recovery, the Commission is required to balance the interest of ratepayers and utilities, and is authorized to approve a stranded cost recovery charge that is equitable, appropriate and balanced. RSA 374-F:3(XII)(a) and 374-F:4(V). Stranded cost charges should be nondiscriminatory, nonbypassable, fair to all customer classes, lawful, constitutional, limited in duration and consistent with the promotion of fully competitive markets. RSA 374-F:3(XII)(d). RSA 374 also requires that transition service be competitively


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

procured and designed to produce increasing prices in order "to encourage customers to choose a competitive electricity supplier during the transition period." 374-F:3(V)(B).

     21. The Commission has interpreted the various legislative mandates as not only authorization, but "strong encouragement", to consider all settlements presented in restructuring matters. Re PSNH Proposed Restructuring Settlement, DE 99-099, Order No. 23, 433, 200 PUR 4th 373, 450 (N.H. Pub. Util. Comm'n,
April 19, 2000). An adjudicated settlement is a "constitutionally permissible means of resolving the issues raised by [a] Settlement[]." Id. In other restructuring proceedings, the Commission recognized that the benefits of a settlement include the termination of litigation and the resulting uncertainty, and the commencement of competition, and the resolution of other outstanding issues. A restructuring settlement may provide a functioning "risk-sharing mechanism" as required by RSA 369-A:1, X(e), and may enable customers to enjoy future reductions in stranded cost.

                                   Conclusion

     The proposed Settlement will provide benefits to Unitil's customers and the State, and is consistent with the goals and requirements established in RSA 374-F. The Settlement provides for:

     o    Retail access and customer choice by November 1, 2002;

     o Divestiture of UPC's resource portfolio and amendment of the Unitil System Agreement;

     o Enhanced competition through the procurement of market-based transition service with escalating prices;

     o Final resolution of Unitil's stranded costs in a manner which is equitable, balanced, appropriate and in the public interest;

     o Combination of all of Unitil's New Hampshire utility operations into one company subject to the exclusive retail rate jurisdiction of the Commission;


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     o    Near term rate relief through continuation of Unitil's low rates to be established based upon current cost information;

     o    Universal service, including transition and default service, and

     o Termination of Unitil's participation in the ongoing federal court suit challenging the orders in DR 96-150.

          WHEREFORE for all the reasons set forth in this Petition and the accompanying testimony and information, Concord Electric Company, Exeter & Hampton Electric Company and Unitil Power Corp. respectfully request that the New Hampshire Public Utilities Commission grant its approval of the terms of the Settlement filed this date, and provide all such other relief as it may deem just and reasonable.

                                          Respectfully submitted,

                                          CONCORD ELECTRIC COMPANY
                                          EXETER & HAMPTON ELECTRIC COMPANY
                                          UNITIL POWER CORP.
                                          By their Attorneys,



                                          /s/ Scott J. Mueller
                                          Meabh Purcell
                                          Patricia M. French
                                          LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                                          260 Franklin Street, 23rd Floor
                                          Boston, MA  02110
                                          (617) 439-9500
                                          (617) 439-0341

Dated:  January 25, 2002


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